UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: October, 2023

Commission file number: 001-38350

Lithium Americas (Argentina) Corp.

(Translation of Registrant's name into English)

900 West Hastings Street, Suite 300,

Vancouver, British Columbia,

Canada V6C 1E5

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [ ] Form 40-F [X]

EXHIBIT INDEX

Exhibit	Description

99.1	Notice to Holders dated October 17, 2023

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lithium Americas (Argentina) Corp.
(Registrant)

By:	"John Kanellitsas"
Name:	John Kanellitsas
Title:	President and Interim Chief Executive Officer

Dated: October 24, 2023